Exhibit 99.1

TSX: JE; NYSE: JE
•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports First Quarter Fiscal 2016 Results
First Quarter Base EBITDA grows 29%; gross margin increases 22%
Reaffirms fiscal 2016 Base EBITDA guidance of $193.0 million to $203.0 million

TORONTO, ONTARIO - - August 13, 2015 - -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, today announced results for its first quarter fiscal 2016.

Key Fiscal 2016 First Quarter Highlights:
•	Sales of $933.0 million for first quarter of fiscal 2016, an increase of 14% from $821.0 million in first quarter of fiscal 2015.

•	Gross Margin of $150.9 million an increase of 22% year over year, driven by the successful implementation of a margin per customer improvement initiative.

•	Base EBITDA from continuing operations of $38.9 million, an increase of 29% year over year.

•
Payout ratio on Base Funds from continuing operations was 63% for the first quarter, a significant improvement from 198% one year ago as a Base Funds from continuing operations increased by 91% year over year to $29.8 million.

•	Cash and cash equivalents were $105.1 million as at June 30, 2015, an increase of 318% from $25.1 million reported a year prior.

•	Long-term debt as of June 30, 2015 was $676.1 million, compared to $773.9 million on June 30, 2014.

•
Gross customer additions for the first quarter of fiscal 2016 were 302,000, a decrease of 32% compared to a company record 441,000 customers added in the first quarter of fiscal 2015. Net additions were negative 77,000 for the first quarter of fiscal 2016, compared with 127,000 net customer additions in the first quarter of fiscal 2015.

•	Total customer base is currently 4.6 million residential customer equivalents (“RCEs”), a 2% increase from one year ago.

•
Company implements change to commercial commission terms resulting in better cash terms and change in classification of prepaid commission from a non-current to current asset. For fiscal 2016 and onwards, the commission prepayment will continue to be expensed into selling and marketing costs over the term for which the associated revenue is earned, but it will no longer be recognized as amortization and will therefore be included in the Base EBITDA calculation. This change results in the inclusion of approximately $20 million of additional deductions to Base EBITDA for fiscal 2016.

•
Despite the inclusion of additional deductions in Base EBITDA resulting from the change to commercial commission terms, the Company has recommitted to its original fiscal 2016 Base EBITDA guidance of $193 million to $203 million, effectively raising its guidance by $20 million.

Financial highlights
For the three months ended June 30
(thousands of dollars, except where indicated and per share amounts)
		% increase
	Fiscal 2016	(decrease)	Fiscal 2015
Sales	$933,015	14%	$821,049
Gross margin	150,907	22%	123,390
Administrative expenses	37,598	14%	33,016
Selling and marketing expenses	62,781	14%	55,207
Finance costs	16,856	(10)%	18,771
Profit (loss) from continuing operations1	129,671	NMF2	(45,743)
Profit (loss) from discontinued operations	-	NMF2	6,829
Profit (loss) 1	129,671	NMF2	(38,914)
Profit (loss) per share from continuing operations available to shareholders – basic	0.87		(0.31)
Profit (loss) per share from continuing operations available to shareholders – diluted	0.71		(0.31)
Dividends/distributions	18,699	(40)%	30,933
Base EBITDA from continuing operations	38,875	29%	30,186
Base Funds from continuing operations	29,818	91%	15,590
Payout ratio on Base Funds from continuing operations	63%		198%
Embedded gross margin	1,858,600	10%	1,685,600
Total Customers (RCEs)	4,603,000	1%	4,537,000

1Profit (loss) for the year includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2Not a meaningful figure.

“During the first quarter we continued to significantly improve the profitability profile of the company while generating strong cash flow,” commented Co-CEO Deb Merril. “Despite being our seasonally weakest quarter historically, our profitability profile continued to improve as a result of our clearly defined margin per customer improvement initiative. Gross margins improved by 22% versus the same period of last year, driven by higher sales, the currency conversion impact on U.S dollar denominated sales and higher realized margin per customer in the current period due to disciplined pricing strategies and a more focused sales process.”

“During the quarter, we did see a decline in year-over-year gross customer additions as well as negative net additions. These customer declines were driven by an exceptionally difficult comparison to record fiscal 2015 gross and net sales, combined with a sales channel rationalization that better aligns with our pursuits of driving more profitable customer additions going forward and an ongoing commitment to only accept new customers that meet our profitability profile.”

“We are also pleased to announce that we have made a change to our commercial commission terms. This results in better cash terms for Just Energy and a classification change from non-current to current assets. In addition to better aligning with the realities of the Commercial business, this change should also provide greater alignment for investors between Base EBITDA and our results of operations.”

“Today we are operating from a greatly improved overall financial position. We ended the quarter with $105 million in cash and equivalents, up from $79 million last quarter and $25 million one year ago. This increased financial flexibility, combined with our commitment to maintaining a capital light model, supports our ability to pursue our growth strategy, which focuses on new geographies, innovative products that meet customers’ changing demands, and new energy management solutions that will continue to disrupt the traditional utility model.”

“Overall, we are off to a good start to the fiscal year as we delivered excellent financial results and made significant progress towards achieving our fiscal 2016 financial goals as well as our objective of becoming a premier, world-class provider of energy management solutions,” added Co-CEO James Lewis. “Our first quarter results showed significant improvement in those operating measures we deem critical to our long term success. Gross margin increased 22% to $150.9 million. The Consumer division contributed an increase of 30% resulting from higher margin per customer earned primarily on variable rate products and JustGreen contributions, while the Commercial division increased 2%, closely in line with the 3% growth in customer base. We remain focused on increasing the gross margin per customer added for commercial customers and as a result, have been more selective in the margin added per customer. This has resulted in the margin per customer added/renewed increasing to $80/RCE from $66/RCE reported in the prior comparable quarter.”

Additional deductions expected in Base EBITDA for fiscal 2016 and beyond

Just Energy recently implemented a change to its commercial commission terms to lessen the average term of commission prepayment to 12 months going forward to help the Company better manage costs and cash flows. While the commission prepayment will continue to be expensed into selling and marketing costs over the term for which the associated revenue is earned, it will no longer be recognized as amortization and will therefore be included in the Base EBITDA calculation. This change will provide greater alignment between Base EBITDA and our results of operations for investors.

In fiscal year 2016, Just Energy expects to include approximately $20.0 million of incremental deductions in Base EBITDA. Despite this increased head wind, Just Energy expects to offset this with continued strong gross margin performance as evidenced by the results of the first quarter of fiscal 2016. As a result, Just Energy has elected to hold to its original projected full year fiscal 2016 Base EBITDA guidance of $193.0 million to $203.0 million, effectively, increasing its guidance by $20 million.

In fiscal year 2017, Just Energy expects to include incremental deductions in Base EBITDA of approximately $40.0 million of prepaid commercial commissions, which would previously have been included as amortization within the selling and marketing expense.

Customer aggregation

	April 1,			Failed to	June 30,	% increase	June 30	% increase
	2015	Additions	Attrition	renew	2015	(decrease)	2014	(decrease)
Consumer Energy
Gas	713,000	34,000	(42,000)	(6,000)	699,000	(2)%	734,000	(5)%
Electricity	1,240,000	106,000	(90,000)	(23,000)	1,233,000	(1)%	1,208,000	2%
Total Consumer RCEs	1,953,000	140,000	(132,000)	(29,000)	1,932,000	(1)%	1,942,000	(1)%
Commercial Energy
Gas	242,000	16,000	(3,000)	(14,000)	241,000	-	204,000	18%
Electricity	2,491,000	146,000	(64,000)	(137,000)	2,436,000	(2)%	2,391,000	2%
Total Commercial RCEs	2,733,000	162,000	(67,000)	(151,000)	2,677,000	(2)%	2,595,000	3%
Total RCEs	4,686,000	302,000	(199,000)	(180,000)	4,609,000	(2)%	4,537,000	2%

Adding Customers

Gross customer additions for the three months ended June 30, 2015 were 302,000, a decrease of 32% compared to a company record 441,000 customers added in the first quarter of fiscal 2015.

Consumer customer additions amounted to 140,000 for the three months ended June 30, 2015, a 15% decrease from 165,000 gross customer additions recorded in the prior comparable quarter. The customer additions were lower in the current period due to market conditions. The customer additions in the prior period benefitted from customers wishing to limit their exposure to the volatility in energy costs experienced during the polar vortex as commodity prices increased dramatically. During the three months ended June 30, 2015, however, commodity prices were lower and therefore, more competitive across all markets.

Commercial customer additions were 162,000 for the three months ended June 30, 2015, a 41% decrease from 276,000 gross customer additions in the prior comparable quarter as a result of competitiveness in pricing. Just Energy remains focused on increasing the gross margin per customer added for commercial customers and as a result, has been more selective in the margin added per customer. This has resulted in the margin per customer added/renewed increasing to $80/RCE from $66/RCE reported in the prior comparable quarter.

Net additions were negative 77,000 for the first quarter of fiscal 2016, compared with 127,000 net customer additions in the first quarter of fiscal 2015. The lower customer additions along with higher attrition and failure to renew in the Commercial division resulted in the total customer base decreasing by 2% in the first quarter of fiscal 2016. The customer base remains 2% higher year over year.

Maintaining Customers

The combined attrition rate for Just Energy was 17% for trailing 12 months ended June 30, 2015, a slight increase from the 16% reported a year prior. While Consumer attrition rates remained consistent at 28%, the Commercial attrition rates increased to 9% as a result of increased competition. The Company continues to focus on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition. Attrition also includes the impact from higher customer defaults in markets where Just Energy bears collection risk.

The renewal rate was 65% for the trailing 12 months ended June 30, 2015, down two percentage points from a renewal rate of 67% reported in the first quarter of fiscal 2015. The Consumer renewal rate stayed the same at 75%, while the Commercial renewal rate decreased by three percentage points to 60%. The decline reflected a very competitive market for Commercial renewals and Just Energy’s focus on maintaining average customers’ profitability rather than pursuing low margin growth.

First Quarter Operating Performance

Profitability

Sales increased by 14% to $933.0 million for the three months ended June 30, 2015 from $821.0 million recorded in the first quarter of fiscal 2015. The Consumer division’s sales increased by 12% while the Commercial division’s sales increased by 15% primarily as a result of the currency conversion impact on U.S. dollar denominated sales.

Gross margin was up 22% due to higher sales and higher realized margin per customer in the current period due to more disciplined pricing strategies and the strengthening of the U.S dollar. The Consumer division contributed an increase of 30% resulting from higher margin per customer earned primarily on variable rate products and JustGreen contributions, while the Commercial division increased 2%, essentially in line with the 3% growth in customer base.

Administrative expenses increased by 14% from $33.0 million to $37.6 million. The increase over the prior comparable quarter included growth in operating costs needed to support the growing customer base and higher exchange rates on U.S. dollar denominated administrative costs.

Selling and marketing expenses for the three months ended June 30, 2015 were $62.8 million, a 14% increase from $55.2 million reported in the prior comparable quarter. The increase in selling and marketing expense is due to the impact of foreign exchange on the U.S based commission expenses as well as the expense becoming more directly correlated to the growing portion of the customer base for which selling costs are recorded over the life of the contract (Commercial broker and online sales channels).

Bad debt expense was $17.6 million for the three months ended June 30, 2015, an increase of 35% from $13.0 million recorded for the prior comparable quarter. This represents approximately 2.8% of revenue in the jurisdictions where the Company bears the credit risk, up from the 2.4% of revenue reported for the three months ended March 31, 2015, both within management’s targeted range of 2% to 3%.

Total finance costs for the three months ended June 30, 2015 amounted to $16.9 million, a decrease of 10% from $18.8 million recorded in the first quarter of fiscal 2015 as a result of the 13% decrease in the long-term debt balances over the past 12 months. As of June 30, 2015, Just Energy reported no debt outstanding for its credit facility while as of June 30, 2014, there was $136.3 million outstanding.

Base EBITDA from continuing operations was $38.9 million for the three months ended June 30, 2015, a 29% increase from $30.2 million in the prior comparable quarter.

Base Funds from continuing operations (“Base FFO”) for the three months ended June 30, 2015 were $29.8 million, an increase of 91% compared with Base FFO of $15.6 million for the prior comparable quarter. The increase in FFO was due to the 29% increase in Base EBITDA as well as the 10% reduction in finance costs and 52% increase in adjustments to reflect net cash receipts from gas sales

Dividends and distributions for the three months ended June 30, 2015 were $18.7 million, a decrease of 40% from the prior comparable quarter in fiscal 2015 as a result of a reduction in the annual dividend from $0.84 to $0.50 effective with the July 2014 dividend. The payout ratio on Base Funds from continuing operations was 63% for the three months ended June 30, 2015, compared to 198% reported in the first quarter of fiscal 2015. The payout on Base FFO for the trailing 12-months ended June 30, 2015 is 70%.

Outlook

Just Energy recently implemented a change to its commercial commission terms and as a result, prepaid commissions are classified as a current asset on a go-forward basis. The operational change in revising the structure of commission prepayments was intended to help the Company better manage costs and cash flows but also resulted in better alignment between Base EBITDA and the results of operation for investors.

Management had previously provided guidance of $193 million to $203 million of Base EBITDA for full year fiscal 2016, resulting in an expected double-digit growth over the prior year. Base EBITDA from continuing operations for the first quarter of fiscal 2016 was $38.9 million, an increase of 29% from $30.2 million reported in the prior comparable quarter. First quarter results were ahead of management’s expectations based on the targets provided; however, in light of the announced additional deductions included in Base EBITDA related to Commercial customer acquisition costs, the Company has held its Base EBITDA guidance range for full year fiscal 2016 at $193 million to $203 million, effectively raising its guidance by $20 million.

The margin per customer improvements in both the residential and commercial business are directly related to our ongoing commitment to Just Energy’s margin improvement initiative. While competition is certain to come and go from the space over time, the Company believes it can continue to drive margin improvement that can be sustained over the long term as a result of the Company’s innovative new products with more appeal and value for customers. This improved profitability per customer will add to the Company’s future margins over and above any growth in the customer base.

The Company is in advanced discussions with the syndicate of lenders for the credit facility. Based on commitments to date, management is optimistic that once finalized, the credit facility available will increase from the current capacity of $210 million with the term of the agreement spanning longer than the previous renewal period of two years. The renewal on the credit facility is expected to be completed during the second quarter of this fiscal year.

Just Energy’s solar program commenced its initial pilot phases in California during the quarter, with the volume of customers signed during this initial pilot resulting in higher than expected profit. Based on the success of Just Energy’s pilot launch in Southern California, operations will continue to grow with further expansion in California and the Northeast U.S. Just Energy believes that the merger of Clean Power Finance and Kilowatt Financial to create Elevate Power is positive. Just Energy will continue its partnership with Elevate Power, which will be one of the largest providers of third-party residential solar financing and loans in the U.S.

Just Energy’s objectives remain unchanged. The profitability and cash generation Just Energy has delivered over the past five quarters are inherent to the business model going forward and thus provide management with confidence and freedom to commit to future dividend distributions and balance sheet restructuring.

The Company strives to deliver outstanding financial results and made significant progress towards achieving its objective of becoming a premier, world-class provider of energy management solutions. Management is encouraged by the stronger profitability in the business and remains confident it is delivering the appropriate dividend strategy that is supported by its continued ability to generate strong cash flows consistently. The Company foresees continued, sustainable growth that will be driven by an expanded geographical footprint, continued product innovation, and bringing new energy management solutions to market that align with customer demands.

Earnings Call
The Company will host a conference call and live webcast to review the first quarter results beginning at 2:00 p.m. ET on Thursday, August 13, 2015 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deb Merril and Chief Financial Officer Pat McCullough will participate on the call.

Just Energy Conference Call and Webcast

•	Thursday, August 13, 2015
•	2:00 p.m. ET

Those who wish to participate in the conference call may do so by dialing 1-888-465-5079 and entering pass code 5662147#. The call will also be webcast live over the internet at the following link:

http://event.onlineseminarsolutions.com/r.htm?e=1029986&s=1&k=D0F62F906AF7803373D120170F0410BC

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, JE Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Pat McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com